-1- NI 51-102F4 – BUSINESS ACQUISITION REPORT Item 1 1.1 1.2 Item 2 2.1 2.2 2.3 Identity of Company Name and Address of Company Alamos Gold Inc. Brookfield Place 181 Bay Street, Suite 3910 Toronto, Ontario, Canada M5J 2T3 Executive Officer Gregory Fisher Vice President, Finance Telephone: 416-368-9932 (x5420) Details of Acquisition Nature of Business Acquired Alamos Gold Inc. (“Alamos”) and Richmont Mines Inc. (“Richmont”) entered into a definitive agreement on September 11, 2017 whereby Alamos will acquire all of the issued and outstanding shares of Richmont pursuant to a plan of arrangement (the “Transaction”), further enhancing Alamos' position as a leading intermediate gold producer. The Transaction was completed on November 23, 2017 whereby Alamos acquired all of the issued and outstanding shares of Richmont. Detailed information about the Transaction can be found in the joint management information circular dated October 18, 2017, available under the Alamos and Richmont SEDAR (www.sedar.com) profiles. Acquisition Date November 23, 2017 Consideration Under the terms of the Transaction, all Richmont issued and outstanding common shares were exchanged on the basis of 1.385 Alamos common shares for each Richmont common share. Upon closing, Alamos had 389,059,503 Class A Shares outstanding with Alamos and Richmont shareholders owning approximately 77% and 23% of the pro forma company, respectively. Richmont's common shares were de-listed from the Toronto Stock Exchange and the New York Stock Exchange shortly thereafter.

-2- 2.4 Effect on Financial Position The effect of the Transaction on the Company’s financial position is outlined in the unaudited pro forma consolidated financial statements attached as Appendix A to this Report. The Company does not presently plan or propose to make any material change in its business or affairs that would reasonably be expected to have a significant effect on the results of operations or financial position of the Company, except as otherwise disclosed in its public filings on SEDAR at www.sedar.com. 2.5 Prior Valuations None. 2.6 Parties to Transaction The Transaction was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Alamos or Richmont. 2.7 Date of Report February 5, 2018 Item 3 Financial Statements and Other Information Appendix A The audited consolidated financial statements of Richmont for the fiscal year ended December 31, 2016 together with the auditor’s reports thereon; and, the unaudited interim consolidated financial statements of Richmont for the three and nine months ended September 30, 2017, are incorporated by reference into this Report and available under Richmont’s profile on SEDAR (www.sedar.com). Alamos has not requested nor obtained the consent of Raymond Chabot Grant Thornton LLP to incorporate by reference its auditors’ report or the consent of Raymond Chabot Grant Thornton LLP to its report contained in this Business Acquisition Report. The unaudited pro forma consolidated balance sheet of Richmont as at September 30, 2017, and the unaudited pro forma consolidated statement of operations of Richmont for the three and nine months ended September 30, 2017 and the year ended December 31, 2016, together with the notes thereto and other information required by Part 8 of NI 51- 102, giving effect to the Arrangement, are attached as Appendix A hereto.

-3- Appendix “A”

1 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2016 (Expressed in millions of United States dollars, unless otherwise noted) Alamos has not requested nor obtained the consent of Raymond Chabot Grant Thornton LLP to incorporate by reference their auditors’ reports or the consent of Raymond Chabot Grant Thornton LLP to their reports contained in the Business Acquisition Report

Alamos Gold Inc.
Unaudited Pro Forma Consolidated Statement of Financial Position
As at September 30, 2017

(in millions of United States dollars)

	Alamos	Richmont		Pro forma adjustments	Pro forma consolidated
		(Note 2)			
ASSETS					
Current Assets					
Cash and cash equivalents	149.0	72.2	i	(24.0)	197.2
Equity securities	18.7	1.6		-	20.3
Amounts receivable	35.8	2.6		-	38.4
Inventory	142.7	7.4		-	150.1
Other current assets	24.6	0.2		-	24.8
Assets held for sale	-	13.9		-	13.9
Total Current Assets	370.8	97.9		(24.0)	444.7
Non-Current Assets					
Long-term inventory	75.4	-		-	75.4
Mineral property, plant and equipment	1,971.1	123.7	iv	627.7	2,722.5
Other non-current assets	45.3	0.7		-	46.0
Total Assets	**2,462.6**	**222.3**		**603.7**	**3,288.6**
LIABILITIES					
Current Liabilities					
Accounts payable and accrued liabilities	86.0	19.2	i	(0.9)	104.3
Current portion of debt and financing obligations	2.6	1.8		-	4.4
Income taxes payable	4.8	1.0		-	5.8
Dividends payable	3.0	-		-	3.0
Liabilities related to assets held for sale	-	9.7		-	9.7
Total Current Liabilities	96.4	31.7		(0.9)	127.2
Non-Current Liabilities					
Deferred income taxes	268.8	4.2	v	184.3	457.3
Decommissioning liabilities	41.4	2.4		-	43.8
Debt and financing obligations	1.7	3.4		-	5.1
Other non-current liabilities	0.9	-		-	0.9
Total Liabilities	409.2	41.7		183.4	634.3
EQUITY					
Share capital	3,076.4	178.7	ii	(178.7)	3,691.7
			iii	615.3	
Contributed surplus	74.8	11.5	ii	(11.5)	83.5
			vii	8.7	
Warrants	4.0	-		-	4.0
Accumulated other comprehensive income	10.5	-		-	10.5
Deficit	(1,112.3)	(9.6)	ii	9.6	(1,135.4)
			i	(23.1)	
Total Equity	2,053.4	180.6		420.3	2,654.3
Total Liabilities and Equity	**2,462.6**	**222.3**		**603.7**	**3,288.6**

See accompanying notes

2

3 Alamos Gold Inc. Unaudited Pro Forma Consolidated Statement of Comprehensive Income For the Nine Months ended September 30, 2017 (in millions of United States dollars) Alamos Richmont Pro forma adjustments Pro forma consolidated (Note 2) Operating revenues $381.1 $94.5 viii ($0.2) $475.4 Cost of sales Mining and processing 225.0 33.7 viii (0.2) 258.5 Royalties 10.7 3.4 - 14.1 Amortization 84.5 19.6 iv 19.3 123.4 320.2 56.7 19.1 396.0 Expenses Exploration 6.0 11.7 vi (11.0) 6.7 Corporate and administration 10.9 6.4 - 17.3 Share-based compensation 5.1 2.3 - 7.4 342.2 77.1 8.1 427.4 Earnings from operations 38.9 17.4 (8.3) 48.0 Other expenses Finance expense (7.7) (0.3) - (8.0) Foreign exchange gain 10.1 2.1 - 12.2 Other gains 4.4 - - 4.4 Loss on redemption of senior secured notes (29.1) - - (29.1) Earnings before taxes 16.6 19.2 (8.3) 27.5 Income taxes Current income tax expense (7.6) (0.8) - (8.4) Deferred income tax recovery (expense) 22.3 (1.8) iv 2.5 23.0 Net earnings $31.3 $16.6 ($5.8) $42.1 Items that may be subsequently reclassified to net earnings: Gain on currency hedging instruments, net of taxes 7.4 - - 7.4 Items that will not be classified to net earnings: Gain on equity securities, net of taxes 2.7 - - 2.7 Total other comprehensive income $10.1 - - $10.1 Comprehensive income $41.4 $16.6 ($5.8) $52.2 Earnings per share (in dollars, note 6) Basic $0.11 $0.11 Diluted $0.10 $0.11 Weighted average number of shares outstanding (in thousands, note 6) Basic 294,853 383,252 Diluted 298,506 389,853 See accompanying notes

Alamos Gold Inc.
Unaudited Pro Forma Consolidated Statement of Comprehensive Income
For the Year ended December 31, 2016

(in millions of United States dollars)

	Alamos	Richmont (Note 2)		Pro forma adjustments	Pro forma consolidated
Operating revenues	$482.2	$127.4	viii	($0.2)	$609.4
Cost of sales					
Mining and processing	297.0	68.1	viii	(0.2)	364.9
Royalties	13.3	2.6		-	15.9
Amortization	119.0	23.3	iv	45.7	188.0
	429.3	94.0		45.5	568.8
Expenses					
Exploration	5.1	13.9	vi	(11.2)	7.8
Corporate and administration	16.3	6.3		-	22.6
Share-based compensation	10.2	2.9		-	13.1
	460.9	117.1		34.3	612.3
Earnings (loss) from operations	21.3	10.3		(34.5)	(2.9)
Other expenses					
Finance expense	(24.0)	(0.3)		-	(24.3)
Foreign exchange loss	(12.5)	-		-	(12.5)
Other gains	7.6	0.2		-	7.8
(Loss) earnings before taxes	(7.6)	10.2		(34.5)	(31.9)
Income taxes					
Current income tax expense	(3.8)	(1.1)		-	(4.9)
Deferred income tax (expense) recovery	(6.5)	0.3	iv	10.7	4.5
Net (loss) earnings	($17.9)	$9.4		($23.8)	($32.3)
Items that may be subsequently reclassified to net earnings:					
Realized disposition on equity securities, reclassified to net loss	(0.3)	-		-	(0.3)
Unrealized gain on equity securities	5.5	-		-	5.5
Tax impact of unrealized gains on equity securities	(0.4)	-		-	(0.4)
Total other comprehensive income	$4.8	-		-	$4.8
Comprehensive (loss) income	**($13.1)**	**$9.4**		**($23.8)**	**($27.5)**
Earnings per share (in dollars, note 6)					
Basic	($0.07)				($0.09)
Diluted	($0.07)				($0.09)
Weighted average number of shares outstanding (in thousands, note 6)					
Basic	265,234				353,633
Diluted	265,234				353,633

See accompanying notes

4

5 Alamos Gold Inc. Notes to the Unaudited Pro Forma Consolidated Financial Statements September 30, 2017 (In millions of United States dollars, unless otherwise noted) 1. Acquisition of Richmont Mines Inc. The pro forma consolidated financial statements have been prepared for the purpose of inclusion in the Business Acquisition Report dated February 5, 2018 in connection with the definitive agreement (the “Arrangement Agreement”) which closed on November 23, 2017, pursuant to which Alamos Gold Inc. (“Alamos”) acquired all of the issued and outstanding shares of Richmont Mines Inc. (“Richmont”) by way of a statutory arrangement under the Business Corporations Act (Quebec) (the “Arrangement”). Under the terms of the Arrangement Agreement, all of the Richmont issued and outstanding common shares were exchanged on the basis of 1.385 Alamos common shares for each Richmont common share (the “Exchange Ratio”). Prior to the close of the Arrangement Agreement, Richmont announced the sale of the Beaufor Mine, the Camflo Mill and the Wasamac development project located in Quebec (collectively the “Quebec Assets”). The sale closed on October 2, 2017 (note 7). These pro forma consolidated financial statements do not reflect the sale of the Quebec Assets, other than their inclusion as assets and liabilities held for sale in the statement of financial position as at September 30, 2017. 2. Basis of presentation These pro forma consolidated financial statements have been prepared by management of Alamos to give effect to the acquisition of Richmont described in Note 1. The pro forma consolidated statement of comprehensive income for the year ended December 31, 2016 and pro forma consolidated statement of comprehensive income for the nine months ended September 30, 2017 combines the historical consolidated statements of comprehensive income of Alamos and the consolidated statements of comprehensive income of Richmont for those respective periods giving effect to the acquisition of Richmont as if it had occurred on January 1, 2016. The pro forma consolidated statement of financial position as at September 30, 2017 combines the historical consolidated statements of financial position of Alamos and the consolidated statement of financial position of Richmont, each as at September 30, 2017, and gives effect to the acquisition of Richmont as if it had occurred on September 30, 2017. The pro forma consolidated financial statements were based on and should be read in conjunction with the:  audited consolidated financial statements of Alamos as at and for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB;  audited consolidated financial statements of Richmont as at and for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB;  unaudited interim consolidated financial statements of Alamos as at and for the three and nine months ended September 30, 2017, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”); and  unaudited interim consolidated financial statements of Richmont as at and for the three and nine months ended September 30, 2017, prepared in accordance with IAS 34. Certain reclassifications have been made to the historical financial statements of Richmont in the preparation of the pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by Alamos, and to align the accounting policies of Richmont to those applied by Alamos. Richmont’s financial statements are presented in Canadian dollars. For the purposes of these pro forma consolidated financial statements, line items have been translated into United States dollars at the following rates:  statement of financial position as at September 30, 2017 – at the USD/CAD exchange rate of C$1.2480;  statement of comprehensive income for the year ended December 31, 2016 - at the USD/CAD average exchange rate for the year of C$1.3248; and  statement of comprehensive income for the nine months ended September 30, 2017 - at the USD/CAD average exchange rate for the period of C$1.3074. The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the pro forma consolidated statement of comprehensive income, expected to have a continuing impact on the consolidated results. The pro forma consolidated statements of comprehensive income do not reflect estimated transaction costs related to the business combination (note 6(i)). The pro forma consolidated financial statements as at and for the nine months ended September 30, 2017 and for the year ended December 31, 2016 were prepared using the acquisition method of accounting. Alamos is considered the accounting acquirer of Richmont, and accordingly, these pro forma consolidated financial statements give effect to the business combination reflecting Alamos as the acquirer for accounting purposes. At the time of preparation of these pro forma consolidated financial statements, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain

6 valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma consolidated financial statements and future results of operations and financial position. The assets acquired and liabilities assumed of Richmont will be recorded as of the completion of the Arrangement, primarily at their respective fair values and added to those of Alamos. The results of operations of Richmont will be included in the consolidated financial statements of Alamos from the date of the completion of the Arrangement. In the opinion of Alamos’ management, all adjustments considered necessary for a fair presentation have been included. No adjustments have been made to reflect any cost savings, operating synergies, or revenue enhancements that may be achieved as a result of the Arrangement, the costs to integrate the operations of Alamos and Richmont, or the costs necessary to achieve any cost savings, operating synergies or revenue enhancements. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Arrangement been completed as of the dates indicated. In addition, the pro forma consolidated financial statements do not purport to project the future financial position or operating results. 3. Accounting policies The unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2016 has been prepared using accounting policies consistent with the policies used in preparing Alamos’ audited consolidated financial statements as at and for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB. The unaudited pro forma consolidated statement of financial position as at September 30, 2017 and the unaudited pro forma consolidated statement of comprehensive income for the three and nine months ended September 30, 2017 were prepared using these same accounting policies, as well as giving effect to the following accounting standards and amendments to accounting standards, which Alamos adopted effective January 1, 2017: IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The Company has adopted the standard retroactively effective January 1, 2017 and elected not to retroactively restate comparative periods. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but resulted in certain additional disclosures. There was no impact on carrying values and equity as at January 1, 2017 as a result of the adoption of the standard and no measurement differences as result of adopting IFRS 9. Amendments to IAS 12, Income Taxes. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendments had no impact on the condensed interim consolidated financial statements.

4. Estimated consideration transferred

The pro forma consolidated financial statements reflect the following preliminary estimate of consideration to be transferred to effect the Arrangement:

	Conversion calculation	Fair value
Richmont common shares outstanding on November 23, 2017	**63,825,851**	
Multiplied by the exchange ratio of 1.385 common shares of Alamos for each share of Richmont outstanding	88,398,804 Alamos shares to be issued	
Multiplied by Alamos' share price as at November 23, 2017 in $USD	$6.96	$615.3
Number and estimated fair value of Richmont stock options exchanged for stock options of Alamos	2,947,907	$8.7
Estimate of consideration to be transferred[(1)]		**$624.0**

(1) In accordance with the acquisition method of accounting the fair value of equity securities issued as part of the consideration transferred was measured on the closing date of the Arrangement at the market price, being $6.96 per share on November 23, 2017.

5. Estimate of assets to be acquired and liabilities to be assumed

The pro forma consolidated financial statements reflect the following preliminary estimate of the assets to be acquired and the liabilities to be assumed by Alamos in the Arrangement, reconciled to the consideration transferred (note 4) as a result of the Arrangement as at September 30, 2017:

Cash and cash equivalents	72.2
Equity securities	1.6
Receivables	2.6
Inventories	7.4
Assets held for sale	13.9
Mineral properties, plant & equipment (i)	751.4
Other assets	0.9
Liabilities	(27.8)
Liabilities held for sale	(9.7)
Deferred income tax liability (ii)	(188.5)
Total consideration transferred	624.0

i. Includes an adjustment of 627.7 million to record the preliminary fair value adjustment allocated to Richmont's mineral property, plant and equipment, resulting in a total fair value of $751.4 million.

ii. Represents the estimated deferred income tax liability, calculated based on an estimated substantively enacted income tax rate in each jurisdiction.

6. Pro forma adjustments and assumptions

Adjustments included in the "Pro forma adjustments" column of the unaudited pro forma consolidated financial statements represent the following:

(i) An adjustment to reflect both Alamos' and Richmont's combined estimated transaction costs of approximately $24.0 million associated with the Arrangement. These costs include severance, long-term employee incentive plan payments (RSUs, and DSUs) and change of control costs, as well as other transaction costs. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma consolidated statements of comprehensive income.

(ii) An adjustment to eliminate Richmont's historical shareholder's equity.

7

8 (iii) An adjustment to reflect the issuance of 88,398,804 common shares of Alamos at $USD 6.96 per share in connection with the acquisition of 100% of the outstanding shares of Richmont (note 4). (iv) An adjustment to reflect the estimated increase to mineral property, plant and equipment associated with the preliminary fair value adjustment of approximately $633.8 million (note 5). The associated increase to amortization and depletion is estimated to be approximately $19.3 million and $45.7 million for the nine months ended September 30, 2017 and the year ended December 31, 2016. (v) An adjustment to reflect an estimate of the tax impact of the Arrangement on the pro forma balance sheet, primarily related to the estimated fair value adjustment for mining interests and capitalized exploration costs. The actual effective tax rate could be significantly different than the estimated tax rate, and depends on post-Arrangement activities. (vi) An adjustment to reflect the capitalization of exploration costs incurred and previously expensed by Richmont in accordance with Alamos’ accounting policy. Alamos has determined that the nature of exploration expenses would have been capitalized under its exploration cost capitalization policy. (vii) An adjustment to reflect the fair value of replacement stock options outstanding with a total estimated fair value of $8.7 million. (viii) An adjustment to present Richmont’s silver sales in mining and processing costs from revenue on a basis consistent with the presentation in Alamos’ consolidated financial statements. (ix) The pro forma consolidated basic and diluted earnings per share for the period presented is calculated as follows: For the Nine months ended September 30, 2017 Alamos' weighted average number of shares outstanding (in thousands) 294,853 Alamos common shares issued to Richmont shareholders 88,399 Pro forma weighted average number of Alamos shares outstanding (basic) 383,252 Pro forma net income 42.1 Pro forma earnings per share (basic) $ 0.11 Pro forma weighted average number of Alamos Gold shares outstanding (basic) 383,252 Alamos and Richmont dilutive shares 6,601 Pro forma weighted average number of Alamos Gold shares outstanding (diluted) 389,853 Pro forma net income 42.1 Pro forma earnings per share (diluted) $ 0.11 For the year ended December 31, 2016 Alamos' weighted average number of shares outstanding 265,234 Alamos common shares issued to Richmont shareholders 88,399 Pro forma weighted average number of Alamos shares outstanding (basic) 353,633 Pro forma net income (32.3) Pro forma earnings per share (basic) $ (0.09) Pro forma weighted average number of Alamos shares outstanding (basic) 353,633 Alamos and Richmont dilutive shares - Pro forma weighted average number of Alamos shares outstanding (diluted) 353,633 Pro forma net income (32.3) Pro forma earnings per share (diluted) $ (0.09) 7. Subsequent event - Quebec asset sale Concurrent with the announcement of the Arrangement Agreement, Richmont announced the sale of the Quebec Assets to Monarques Gold Corporation (“Monarques”) in exchange for share consideration. The sale closed on October 2, 2017. Richmont acquired 40,348,203 common shares of Monarques, representing 19.9% of the outstanding common shares. These pro forma consolidated financial statements do not reflect the sale of the Quebec Assets. Richmont acquired 34,633,203 Common Shares of Monarques as consideration for the sale of the Quebec Assets to Monarques. In addition, Richmont acquired 5,715,000 Common Shares of Monarques through the conversion of 5,715,000 subscription receipts of Monarques that Richmont had previously subscribed for at a price of $0.35 per subscription receipt. Richmont has agreed with

9 Monarques that it will not sell the 5,715,000 shares acquired through subscription receipts for a period of one year, subject to certain exceptions. Monarques will grant Richmont the following Net Smelter Return (“NSR”) royalties: • 1.0% NSR on the Beaufor Mine (once post-closing production reaches an aggregate of 100,000 ounces of gold) • 1.0% NSR on Richmont’s interest in the Camflo mineral claims • 1.5% NSR on the Wasamac property (and a purchase option on the NSR of C$7.5 million for 0.5%)